UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           On Stream Media Corporation
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    682875109
                                    ---------
                                 (CUSIP Number)

                        Communications Investment Partners, L.P.
			     Box 105, 48 Route 6, Suite G01
			    Yorktown Heights, New York 10598
                                 (203) 570-9914
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 682875109                     13D                    Page 2 of 5 Pages
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================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Communications Investment Partners, L.P. / 13-4168886 Communications Investment Partners, L.P.-Side Pocket/ 13-4168886 Frederick A. and Joan B. Moran
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
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    4       SOURCE OF FUNDS
                   OO and PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                            |X|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware (entity)
		   USA (natural persons)
--------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
              NUMBER OF                              2,115,133
               SHARES                 ------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER
              OWNED BY                               0
                EACH                  ------------------------------------------
              REPORTING                   9     SOLE DISPOSITIVE POWER
               PERSON                                2,115,133
                WITH                  ------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             Communications Investment Partners, L.P - 1,549,136 shares Communications Investment Partners, L.P.-Side Pocket - 561,527 shs Frederick A. & Joan B. Moran - 4,470 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.03783%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                        PN and IN
================================================================================

* See Item 3

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CUSIP No. 682875109                    13D                    Page 3 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.0001 per share, of On Stream Media
Corporation, 1291 SW 29th Avenue, Pompano Beach, Florida 33069 USA.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Communications Investment Partners, L.P., Communications Investment Partners, L.P.-Side Pocket, and Frederick A. &
Joan B. Moran (the Reporting Persons). Communications Investment Partners, L.P. is a private limited partnership formed under the laws of the State of Delaware, with its office, the office of its partners, and Frederick A. & Joan B. Moran's office located at Suite G01, 48 Route 6, in the Town of Somers, NY, with a mailing address of Box 105, 48 Route 6, Yorktown Heights, NY 10598. Communications Investment Partners, L.P. Side Pocket is an integral part of Communications Investment Partners, L.P. Communications Investment Partners principal business is investing and trading, both long investing and short-selling, in publicly traded equity securites. Frederick A. & Joan B. Moran are individiual investors. Frederick A. Moran is the Chairman, President, and Chief Investment officer of Moran Capital Management, Inc., the General Partner of Communications Investment Partners, L.P. Joan B. Moran is his executive assistant. The limited partners of Communications Investment Partners, all US citizens, are Claude & Margaret Robinson (carpenter/ retired), Stephen Robinson (psychologist), Murray Statfield (retired),
Louis Nemser (doctor), Kent Moran (actor), Luke Moran (student), and Frederick A. Moran.

During the last five years, Communications Investment Partners, L.P. and its Side Pocket and Joan B. Moran have not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. However, Communications Investment Partners Gereral Partners Chairman, President, and Chief investment Officer, Frederick A. Moran, was party to a civil proceeding of a judicial body of competent jurisdiction wherein he was subject to a judgment. The following is a Discussion that 1995 SEC Lawsuit Against Frederick A. Moran.

Summary:

The SEC wrongfully accused Frederick A. Moran and his firms of insider trading as a result of Moran purchasing a substantial quantity of Telecommunications, Inc. shares on October 13, 1993 at the time of a major Moran Asset Management strategy shift back into the cable TV stocks. Two days following Morans purchases of about $34,000,000 worth of 8 different cable TV stocks, Bell Atlantic announced its plan to acquire Telecommunications, Inc. Moran, declaring his innocence, refused any type of settlement with the SEC. Consequently, the SEC sued Moran and his companies in Federal Court in late 1995.

On April 2, 1996, Judge Bernard Newman of the U.S. District Court, Southern District of NY, rendered his verdict that there was no evidence of insider trading. He concluded that sensible investment strategy, rather than prior knowledge, was a more plausible explanation for Morans purchasing cable TV stocks a few days prior to Bell Atlantics tender offer to buy Telecommunications, Inc. He dismissed the case with prejudice, which signifies that the claim was invalid and the decision was final.

In the process of its investigation, the SEC came across two minor administrative irregularities and included these issues in its suit, possibly for the purpose of providing additional grounds for calling into question Morans integrity. The Judge found Moran and his companies liable for these two oversights.

The Insider Trading Issue:
In 1986, Moran founded and was President, C.E.O., Chief Investment Officer, and the primary portfolio manager of Moran Asset Management, a registered investment advisor. Additionally, in 1987, he founded and was President, C.E.O., and Director of Research of Moran & Associates, Inc., an N.A.S.D. member firm, investment bank and securities brokerage. Moran Asset Management, at its peak, was managing about $540,000,000, consisting of more than 300 separate client portfolios. In late 1993, assets under management may have been close to that amount. Moran personally managed all of the client portfolios, except one large institutional portfolio, which he managed jointly with another manager, and a half dozen or so smaller portfolios of approximately $50,000-to-$300,000 each, which were managed by two other members of the firm. In the mid-to-late 1980s and the early-to-mid 1990s, Moran invested heavily for his clients, his firm, and himself in cellular telephony, cable TV, and entertainment content provider stocks. In fact, he was regarded as a major proponent of the three industries in Wall Street and sold his investment research to many major investment management firms.

On the Friday of the week just prior to Morans portfolio strategy adjustment, John Malone, Chairman and C.E.O. of Telecommunications, Inc., announced a strategic transaction, whereby the vast majority of his personal wealth would be transferred from shares of Liberty Media, a cable TV entertainment content provider, to shares of Telecommunications, Inc., a cable TV operator. At that time, Mr. Malone was regarded by many professional investors as the cable TV industrys infallible guru and master dealmaker. Previously, Malone had moved the vast majority of his personal holdings from Telecommunications, Inc., a cable TV stock, into Liberty Media, an entertainment content provider, possibly indicating that he believed entertainment content constituted the preferable wealth building investment. On Friday, October 8, 1993, he reversed his investment strategy, returning to Telecommunications, Inc., the cable TV stock. Presumably, he had decided it was the superior investment vehicle.At that time, Morans managed portfolios held major positions in the entertainment content providers, such as Liberty Media, but owned none of the cable TV operators. The previous several months had been a period during which the cable TV operators stocks had been out of favor in Wall Street, but Moran had noticed several minor fundamental business factors that hinted that an improving environment for the companies businesses might be in the offing. Malones powerful endorsement, confirming Morans warming, provided the signal for a strategic portfolio adjustment by Moran.

Periodic major strategic portfolio adjustments were Morans normal modus operandi. For example, several days after the October 19, 1987 Stock Market Crash, over athree day period, he reinvested into cable TV, cellular telephony, and entertainment provider stocks, the 35% cash positions he had built up in his client portfolios in the months just prior to the Crash.

The Monday morning following Malones strategic move, not only did Moran begin to purchase the cable TV operators stocks for his clients, but he also faxed a report to his brokerage firms several hundred money management clients, explaining his conclusions and strategy and telling them why they too should purchase the cable TV operators stocks. Further, following Morans early morning presentation explaining his new strategy to his firms investment professionals,Moran & Associates more than a dozen institutional salespeople called all of their money management clients and told them of Morans new strategy. Moran completed almost all of his cable TV stock purchases on the Monday following Malones Friday announcement.

Over the two-day period of Monday, October 11-Tuesday, October 12th, he invested about $34,000,000 of his more than 300 institutional and individual investment management clients funds in about 8 cable TV operators stocks, including Telecommunications, Inc., Comcast A, Comcast K, Time Warner, Cablevision Systems, Adelphia Communications, Century Communications, Jones Intercable, and possibly one other cable operator. Several non-cable TV stocks were sold in order to provide the cash for these investments. All or most of these transactions were executed by Moran & Associates, Morans own broker dealer. Later that week, a tender offer for Telecommunications, Inc. by Bell Atlantic was announced. Since Telecommunications, Inc. was among the cable TV stocks that Moran purchased for his clients and himself, the SEC inferred that Moran had prior knowledge of its impending acquisition. Subsequently, the SEC accused Moran of insider trading. After a two-year exhaustive investigation during which the SEC subpoenaed and questioned almost every one of Morans 50 or more employees, even his gardener and his then 83 year old mother, tapped Morans office and home phone lines, and may have stationed large trailer trucks with sound monitoring equipment on the residential street in front of his home, the SEC was unable to find any evidence of insider trading. While cooperating fully with the SECs investigation, Moran refused a compromise settlement.

In late 1995, the SEC sued Moran and his companies in Federal Court. The
SEC failed to provide any evidence of insider trading, while Moran explained the circumstances and why he had purchased the cable TV stocks. The Court found no evidence of insider trading and exonerated Moran and his companies, dismissing the case with prejudice. Judge Newman stressed that the evidence was overwhelming that Moran tracked closely the investment strategies of John Malone and concluded, there is ample evidence which supports Morans innocent explanation of his purchases.

Two Administrative Oversights:

During the proceedings, possibly to bolster its charge of insider trading, the SEC attempted to make Morans professional behavior appear inappropriate to the Court in two additional instances.

First Oversight: It accused Moran of purchasing shares of one of the cable TV operators just before the close of trading on that Monday for his firm and family accounts and the following day purchasing that same cable TV companys shares for several clients accounts at a price a fraction of a point higher. This did occur. The implication was that Moran benefited at the expense of his clients.

By calling attention to this event, the SEC lawyers may have been attempting to show the judge that in addition to insider trading, Morans supposed putative unscrupulous behavior extended to his other business practices. The SEC failed to mention that a second cable TV stock was purchased for those same clients that same day at a lower price than Moran had purchased it the day before for his own accounts.

The oversight actually occurred in the following way. Just before the close of trading that Monday, Moran asked his trader if all the clients purchases had been completed. The trader stated that they had. Moran then instructed the trader to purchase the cable TV stocks for Morans own accounts and average price all the purchases of that day, which he did.
The following day, the trader told Moran that he had neglected to purchase two of the eight cable TV stocks for a half dozen or so client accounts. Moran told the trader to correct his omission and he did. Both the trader and Moran neglected to ensure that those client accounts received an equal or better price than the average price the Moran accounts had received the prior day. Moran deemed this oversight an isolated incidence of negligence.

Second Oversight: The SEC attorneys brought up a second issue. Morans two eldest sons were on the Board of Directors of the two Moran companies. However, the Moran companies Vice-President, who completed the ADV filing with the SEC, failed to disclose in the filing that they were directors of the Moran companies. Moran was himself unaware of this oversight. One of Morans sons was a security analyst at Smith Barney and a graduate of Princeton University; the other was a managing director and senior security analyst at Solomon Brothers and a graduate of the Wharton School at the University of Pennsylvania. Had this disclosure been made, it would have made the Moran companies appear more credible to potential clients, rather than less credible, particularly since the two companies had no other board members except Moran and his wife, who was not an investment professional. Nevertheless, the Court found Moran and his companies had intentionally failed to disclose the information.

For both of these violations, the Court fined the Moran companies $75,000 and Moran $25,000, had Moran pay $9,551.17 in disgorgement and interest charges for the difference in the stock purchase prices, and permanently enjoined them from violating Sections 204, 206(2) and 207 of the Advisors Act and 15(b) of the Exchange Act.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

From around November 3, 2006 to October 8, 2007 Communications Investment Partners, L.P., Communications Investment Partners, L.P.-Side Pocket, and Frederick A. & Joan B. Moran acquired a total of 2,115,133 shares of the Issuer's common stock.



The source of funds for all acquisitions of the Issuers common stock was the Reporting Persons' own investment funds. Those transactions were all completed through open market brokered transactions.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The market acquisitions were made by Communications Investment Partners, L.P., Communications Investmentment Partners, L.P.-Side Pocket, and Frederick A. & Joan B. Moran as an investment in the Issuer.

The purpose of purchasing the shares was capital appreciation.

The Reporting Persons expect that they will, from time-to-time, review theirinvestment positions in the Issuer and may, depending on market conditions or other circumstances, increase or decrease, minimally, moderately, or substantially, their investment positions in Issuer's common stock. The reporting Persons may or may not offer strategic and non-strategic business suggestions to Issuer's management from time-to-time. Except as stated above, the Reporting Persons do not have any present intent or proposals that relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization orliquidation, involving the Issuer or any of itssubsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealerquotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
Act of 1934; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 8, 2007, the Reporting Persons held 2,115,133 Shares of Common Stock, par value $0.0001 per share (the "Shares") of the Issuer, which represents approximately 5.03783% of the common stock currently outstanding of the Issuer (based on 41,984,960 shares outstanding on August 3, 2007 as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007).

(b) The Reporting Persons have sole power to vote and dispose of 2,115,133 shares of common stock of the Issuer.

Frederick A. & Joan B. Morans other immediate family members are all adults and consequently, other than their interests in Communications Investment Partners, L.P. and Communications Investment Partners, L.P. -Side Pocket, neither Frederick A. or Joan B. Moran control their purchases and sales of Issuer's securities or any other securities.

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CUSIP No.682875109                     13D                    Page 5 of 5 Pages
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(c) The only transactions in the Issuers Common Stock that were effected during the past 60 days were the purchase of 154,533 shares and the sale of 8800 shares.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, only they and Communications Investment Partners' General Partner have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities covered by this Schedule 13D. Communications INvestment Partners General Partner is Moran Capital Management, Inc., of which Frederick A. Moran is Chairman, President, and Chief Investment Officer. The limited partners of Communications Investment Partners, in certain circumstances, have the right to withdraw those funds that constitute their proportionate share of the partnership and to that extent could indirectly have such right to receive and such power to direct.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                  SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned believe that the information set forth in this statement is correct and complete.

Date: October 18, 2007

                               Communications Investment Partners, L.P.
			       Communications Investment Partners,L.P.
				-Side Pocket


                               By: /s/ Frederick A. Moran
                               ------------------------
                               Name: Frederick A. Moran
             Chm.Moran Capital Mgmt Inc,GP,Communications Investment Partners LP

			       Frederick A. Moran


			       By: Frederick A. Moran
			       -----------------------

			       Joan B. Moran

			       By: Joan B. Moran
			       -----------------------